Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On May 19, 2000, NiSource issued the Interim Report For the Three Months Ended March 31, 2000 to NiSource shareholders. The text of the interim report is set forth below.

                           TEXT OF INTERIM REPORT
                                MAY 19, 2000


   [NiSource logo]

   The Premier Competitor . . .

   [Regional map of the United States depicting assets and service territories of NiSource and Columbia]

   The Premier Market

   *This merger, subject to shareholder and regulatory approval, is expected to be completed by the end of 2000.

   NISOURCE/COLUMBIA MERGER CREATES POWERFUL PLATFORM FOR GROWTH

   Dear Shareholder:

   We are very pleased to report that NiSource reached a definitive merger agreement with Columbia Energy Group (NYSE: CG) during the first quarter, moving us a giant step closer to fulfilling our strategic vision of transforming your company into a competitive, super-regional energy powerhouse. Columbia's operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution and, along with NiSource's gas and electric assets, will create a strong platform for growth.

   The merger will produce the nation's second-largest gas company, with operations stretching from the Gulf of Mexico to the Northeast, accessing 30 percent of the U.S. population and 40 percent of the nation's energy demand. Our market-driven merger will be geographically positioned to profit from the 60 percent growth rate projected for U.S. natural gas consumption by 2020 using new technologies.

   We also are excited about the growing momentum in our progress toward seeking and obtaining the required state, federal and shareholder approvals. In one of Columbia's key operating states, the Public Utilities Commission of Ohio (PUCO) on May 2 authorized a letter to the Federal Securities and Exchange Commission stating that the merger will not adversely affect Ohio's interests.

   With merger financing firmly in place, and Columbia shareholder interest now expected to exceed the maximum 30 percent stock offer,


   there is no requirement for further equity financing after the merger is closed. We are convinced that this merger offers the opportunity to create significant shareholder value with lower risk and higher returns. This is a merger of two financially strong, low-risk companies focused on a growth market. NiSource and Columbia are committed to completing a seamless integration of the two companies and are working together to create a framework for expediting the process once the merger is approved.

   During the first quarter, your company reported basic earnings per common share of 64 cents on net income of $79.6 million, a 3.2 percent increase from first-quarter 1999 basic earnings of 62 cents per share on net income of $76.6 million.

   Results for the two periods ended March 31 are not directly comparable since this year's report includes three NiSource subsidiaries acquired during 1999. NiSource established its New England presence when it acquired Bay State Gas Company in February 1999. The natural gas marketing, asset organization and natural gas storage units of EnergyUSA-TPC and Market Hub Partners were also acquired in 1999. All operations record a significant portion of their revenues during the winter heating season.

   Our first-quarter earnings improved despite winter weather in the Midwest that was the warmest on record at 15 percent warmer than normal and 11 percent warmer than the same period in 1999, which negatively impacted our earnings by approximately 8 cents per share.

   The first-quarter results reflect the success of our strategy of expanding NiSource markets and services through our acquisitions of Bay State and EnergyUSA-TPC and Market Hub Partners, as well as continued customer growth at our other business units and our ongoing initiatives to improve efficiencies.

   Thank you for your continued support of the NiSource/Columbia merger through your favorable vote at our annual shareholders meeting June 1.

    /s/ Gary L. Neale

   Gary L. Neale, Chairman,
   President and Chief Executive Officer

   May 10, 2000

   [NiSource logo]
   [Columbia logo]

   BOARD DECLARES DIVIDEND

   The Board of Directors, on March 28, declared a quarterly common share dividend payment of:

        $.27 per share

   payable on:

        May 19, 2000

   to shareholders of record at the close of the business day on:

        April 28, 2000

   Enclosed is your quarterly dividend check. Enrollment information for electronic deposit of dividends is contained on the reverse side of the check stub. Dividend Reinvestment Plan information and account maintenance is located in the top right hand corner of the stub.

   If you are reinvesting your common share dividends in our automatic dividend reinvestment and share purchase plan, no dividend check is enclosed.

   [Bar Chart depicting Three Months Basic Earnings Five-year Comparison per Share]

   1996 ....... $0.54
   1997 ....... $0.59
   1998 ....... $0.49
   1999 ....... $0.62
   2000 ....... $0.64


   SHAREHOLDER INFORMATION

   Shareholders with questions about NiSource Inc. or those seeking information concerning their individual holdings can telephone toll free:

   Local Calling Area  219-853-5700
   Toll Free           800-348-6466
   Corporate Office    801 East 86th Avenue
                       Merrillville, Indiana 46410
   Internet:           www.nisource.com

   NISOURCE INC. -  CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                             Three Months Ended March 31,    Twelve Months Ended March 31,
        (dollars in thousands, except per share amounts)         2000            1999            2000             1999
                                                              ----------      ----------      ----------        --------
       Operating revenues:
         Gas . . . . . . . . . . . . . . . . . . . . . . .    $  726,822     $  553,896      $1,826,376       $1,364,755
         Electric  . . . . . . . . . . . . . . . . . . . .       255,578        264,442       1,112,174        1,368,130
         Water . . . . . . . . . . . . . . . . . . . . . .        22,913         20,869         100,427           87,139
         Products & Services . . . . . . . . . . . . . . .        62,236         52,368         281,573          224,985
                                                              ----------     ----------      ----------       ----------
                                                               1,067,549        891,575       3,320,550        3,045,009
                                                              ----------     ----------      ----------       ----------
       Cost of sales:
         Gas costs . . . . . . . . . . . . . . . . . . . .       518,905        379,590       1,326,773        1,010,021
         Fuel for electric generation and
         power purchased . . . . . . . . . . . . . . . . .        65,733         80,348         306,294          597,416

         Products & Services . . . . . . . . . . . . . . .        34,803         25,589         151,898          110,047
                                                              ----------     ----------      ----------       ----------
                                                                 619,441        485,527       1,784,965        1,717,484
                                                              ----------     ----------      ----------       ----------
       Operating margin:
         Gas . . . . . . . . . . . . . . . . . . . . . . .       207,917        174,306         499,603          354,734
         Electric  . . . . . . . . . . . . . . . . . . . .       189,845        184,094         805,880          770,714
         Water . . . . . . . . . . . . . . . . . . . . . .        22,913         20,869         100,427           87,139
         Products & Services . . . . . . . . . . . . . . .        27,433         26,779         129,675          114,938
                                                              ----------     ----------      ----------       ----------
                                                                 448,108        406,048       1,535,585        1,327,525
                                                              ----------     ----------      ----------       ----------

       Other operating expenses and taxes  . . . . . . . .       269,200        250,196       1,050,993          867,281
                                                              ----------     ----------      ----------       ----------
       Operating Income  . . . . . . . . . . . . . . . . .       178,908        155,852         484,592          460,244
                                                              ----------     ----------      ----------       ----------
       Other income (deductions) . . . . . . . . . . . . .       (51,408)       (34,371)       (227,711)        (137,080)
                                                              ----------     ----------      ----------       ----------
       Income before income taxes  . . . . . . . . . . . .       127,500        121,481         256,881          323,164
                                                              ----------     ----------      ----------       ----------
       Income taxes  . . . . . . . . . . . . . . . . . . .        47,884         44,922          93,410          113,441
                                                              ----------     ----------      ----------       ----------
       Net income  . . . . . . . . . . . . . . . . . . . .    $   79,616     $   76,559      $  163,471       $  209,723
                                                              ==========     ==========      ==========       ==========
       Average common shares outstanding - basic . . . . .   124,304,233    122,646,186     124,750,826      120,475,670
                                                             ===========    ===========     ===========      ===========
       Basic earnings per average common share . . . . . .    $     0.64     $     0.62     $      1.31      $      1.74
                                                              ==========     ==========     ===========      ===========
       Diluted earnings per average common share . . . . .    $     0.62     $     0.62     $      1.29      $      1.72
                                                              ==========     ==========     ===========      ===========


       Electric sales (megawatt hours) . . . . . . . . . .     4,327,730      4,813,032      17,893,677       26,843,736
                                                             ===========    ===========     ===========      ===========
       Gas deliveries (dekatherms 000's):
         Gas sales . . . . . . . . . . . . . . . . . . . .       181,094        159,466         521,433          451,132
         Gas transport and transmission  . . . . . . . . .        69,386         75,050         246,790          232,741
                                                              ----------     ----------      ----------       ----------
       Total gas delivered . . . . . . . . . . . . . . . .       250,480        234,516         768,223          683,873
                                                             ===========    ===========     ===========      ===========
       Water sales (millions of gallons) . . . . . . . . .        10,092          9,313          43,809           41,513
                                                             ===========    ===========     ===========      ===========

       Prior year's total operating results are not directly comparable due to the purchase of Bay State Gas Company in
       February 1999 and TPC Corporation in April 1999.



   NOTE TO CONDENSED CONSOLIDATED STATEMENT OF INCOME: Results of the interim periods are not necessarily indicative of the results for any 12-month period due to the seasonal nature of NiSource Inc.'s business.

   TO THE BOARD OF DIRECTORS OF NISOURCE INC.: We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of NiSource Inc. and subsidiaries as of March 31, 2000 and December 31, 1999, and the related consolidated statements of income, common shareholders' equity and cash flows for the three- and 12-month periods ended March 31, 2000 and 1999 (not presented herein) and, in our report dated May 2, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of income for the three- and 12-month periods ended March 31, 2000 and 1999, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

   Chicago, Illinois                                  Arthur Andersen LLP
   May 2, 2000

   This Condensed Consolidated Statement of Income and the report are not, under any circumstances, to be construed as an offer to sell, or as a solicitation of an offer to buy, securities of NiSource Inc.


             This report contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the report.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 25, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

             Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the secretary of NiSource Inc., or the secretary of Columbia Energy Group, as the case may be, at the addresses listed above.